January 17, 2008

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Mail Stop 3561

Re:	Ckrush, Inc. Supplemental response letter dated October 9, 2007 regarding the Form 10-KSB for the year ended December 31, 2006 File No. 0-25563

Dear Mr. Humphrey:

This letter responds to your letter dated November 13, 2007. Paragraph numbers correspond to those in that letter

Form 10-KSB (Fiscal Year Ended December 31, 2006)

General

1. Please file your supplemental response letters to us dated August 2007 and October 9, 2007 on EDGAR as nonpublic correspondence as soon as practicable.

The Company has filed the letters as nonpublic correspondence on January 17, 2008.

Management’s Discussion and Analysis: Year Ended December 17, 2006...2005, page 19

and

Note 8. Settlement with Related Party, page F-17

2. We have reviewed your response to prior comment 3. We note that the November 1, 2005 agreement, “Termination of Loan and Related Agreements,” has been filed as Exhibit 99.6 to a Schedule 13D filed with us on December 27, 2005 whereas your December 31, 2006 Annual Report on Form 10-KSB and Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007 list within the Exhibit Index that such agreement is being incorporated by reference to your Form 10-QSB filed on November 21, 2005 (i.e., which represents the September 30, 2005 quarterly report); however, as the September 30, 2005 Form 10-QSB indicates that the agreement is filed as Exhibit 10.68, and we note that no such agreement appears to have been therein filed, in future filings where this agreement is listed as an Exhibit, please revise to clarify that the agreement is actually filed as Exhibit 99.6 to Schedule 13D filed with us on December 27, 2005.

The Company in future filings where this agreement is listed as an Exhibit will clarify that the agreement is filed as Exhibit 99.6 to Schedule 13D filed with the SEC on December 27, 2005.

3. We have also reviewed the reasons why you believe that the agreement was “binding” on November 1, 2005 rather than February 10, 2005. However, it is not clear to us that November 1, 2005 is the binding or commitment date. Notwithstanding the disclosure from the February 10, 2005 term sheet (at Exhibit 4.1 to the Form 8-K filed on February 15, 2005) that “The parties hereto acknowledge that the more definitive documentation will, inter alia, amend or terminate, as appropriate, the documents listed on Schedule A annexed hereto” and “The parties understand and agree that this term sheet is binding on the parties” and “Nevertheless, the parties intend to enter into more definitive documentation as provided for...,” we note the November 1, 2005 agreement did not appear to significantly change the original intent of the February 10, 2005 agreement with respect to the settlement arrangement, but rather appears to represent specifics as to the timing of the settlement payment and loan cancellation. This is corroborative with your written response that “in the course of the eight months ...there were 4 amendments to the letter of intent principally to allow extensions of payment as the Company had to seek financing for both operations and to make the required payments.” Please explain to us in expanded detail how you have defined and determined the commitment date and cite your basis in GAAP for your determination.

The Company previously stated the following:

“As in many negotiations until the final closing there is no agreement until both parties sign-off. In the course of the eight months between the letter of intent and the signing of the final agreement there were 4 amendments to the letter of intent principally to allow extensions of payment as the Company had to seek financing for both operations and to make the required payments. The passage of time, the Company’s inability to be in compliance with the terms of the letter of intent and the continued negotiations led management to believe that the commitment date for recognition that both parties were in agreement was in November 2005 and not February 2005.”

It is the Company’s contention that a liability, as mentioned in paragraph 42 of Concepts Statement No.6 Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2), once incurred continues as a liability of the entity until the entity settles it, or another event or circumstance discharges it or removes the entity’s responsibility to settle it. In addition paragraph 48 of the Statement, states “uncertainty may result in not recognizing as assets or liabilities some items that qualify as such under the definitions or may result in postponing recognition of some assets or liabilities until their existence becomes more probable or their measures become more reliable.”

While the Company had entered into a letter of intent in February 2005, the Company was not of the opinion that it was probable that it had the ability to comply with the agreement due to the need to finance its operations as well as to make the required payments. It was not until November 2005, that the Company was able to make a significant payment and formalize the agreement. These events provided the Company with evidence of increased probability that the terms would be met and therefore it wasn’t until November 2005 that the Company considered it appropriate to give accounting recognition to the discharge of the recorded liability.

In addition, as noted by the Staff, the counterparty to this agreement did not file its Form 13D until December 2005, which in the opinion of the Company indicates that the counterparty did not consider the transaction as probable until the later part of 2005.

Further, we note that the February 2005 Term Sheet for Modification of Loan and Consulting Arrangements by and among Livingston Investments, LLC, Mackin Charitable Remainder Trust, Cedric Kushner Promotions, Inc., and Cedric Kushner Boxing, Inc. required in return for the extinguishment of the Company’s liabilities “receipt in full of the above referenced payment of $335,000 and the consideration referred to in clauses (i) and (ii) above.” In the opinion of the Company, the provisions of paragraph 16 of FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities did not allow the Company to derecognize the liabilities as February 10, 2005 because neither of the specified conditions were met as follows:

a. The Company had not paid the creditor and was not relieved of its obligation for the liability since paying includes delivery of the consideration; and

b. The Company was not legally released from being the primary obligor under the liability, either judicially or by the creditor.

4. Further, please tell us the combined ownership interest of both Livingston and the Mackin Trust in your company (i) immediately prior to and as of the February 10, 2005 original letter of intent date, (ii) immediately prior to and as of the November 1, 2005 agreement date, and (iii) their ownership percentage in the Company subsequent to the November 2005 agreement date. Also, please confirm to us from your response to prior comment 3 that you valued the equity instruments issued in settlement of the indebtedness as of November 1, 2005. In referring to your response to prior comment 5, please tell us how you determined the fair value of $144,000 assigned to the 800,000 common shares issued and how you determined the fair value of $1,200,000 assigned to the warrants. Please be specific.

Livingston and the Mackin Trust prior to transaction held the following equity interests in the Company:

(i)	2,233,768 shares of common stock, and
(ii)	500,000 warrants to purchase shares common stock at $.62 per share, expiring April 30, 2007.

As of February 10, 2005, the Company had 61,270,812 shares common stock equivalents outstanding (consisting of 57,027,812 shares of common stock and a preferred stock equivalent to 4,243,000 shares of common stock). In addition, holders of another preferred issuance were entitled to 50 votes per share when voting with the common stockholders equivalent to 19,987,600 shares.

As of the same date, the combined interest of Livingston and the Mackin Trust represented an equity interest of 3.9% based upon common shares outstanding prior to the transaction (and, of course, a lesser per cent based upon the other outstanding issues which impact the common shareholders’ economic and/or voting interests).

The impact of the 800, 000 shares would increase their equity interest to 5.2% based upon common shares outstanding after the issuance and excluding the impact of equivalents and/or the voting interests of the preferred stocks outstanding at the time.

As of November 2005, the combined equity interest held by Livingston and Mackin Trust was 3.3% prior to the transaction and 4.4 % after the transaction based upon 66,930,445 shares of common stock outstanding (excluding the impact of equivalents and/or the voting interests of the preferred stocks outstanding at the time).

The Company is not aware of the combined equity interest held by Livingston and Mackin Trust for dates after November 15, 2007. However, the warrants held by them have not been exercised and/or expired.

The Company confirms that it valued the consideration that it provided to the Livingston and Mackin Trust as of November 1, 2005. The market price as of this date of $.18 a share was used for the shares of common stock issued and the fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following assumptions:

Expected volatility	123%
Expected dividends	0%
Expected term	5years
Risk-free rate	3.75%

Note 4. Film Costs and Minority Interests, page F-12

5. We have reviewed your response to prior comment 10. With regard to the guaranteed investments, based on your response for numbers 2, 4, 5 and 6 to EITF No. 88-18, Issue 1, it is unclear how you have a rebuttable presumption that classification of the proceeds from the investors do not in fact represent debt rather than the purchase of a minority interest. In such case, the debt would be amortized using the interest method as opposed to the units of production method. Please revise or advise. Separately, also provide us with an example, in computation, of how you amortize the minority interest using the units of production method and explain why amortization of minority interest is appropriate under U.S. GAAP citing specific literature.

In the opinion of the Company there is no difference in the accounting treatment for the two groups of investors based upon our analysis of criteria 2, 4 and 5 of EITF No. 88-18. As to its response to 6, in the opinion of the Company, the guarantee from the Company was a contingency which would require recognition of a liability only when events indicate that it was more likely or not that the Company would have to honor the guarantee. The Company refers to FASB No. 5 Accounting for Contingencies which provides that an accrual of a loss contingency is accrued by a charge to income only if it is probable that a liability had been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

The Company accounts for the minority interest utilizing the same assumptions it uses to amortize film costs in accordance with the individual-film-forecast-computation-method, as required by Statement of Position 00-2 accounting by Producers or Distributors of Films. At the time of the film release, if the Company determines that film would not repay the investment, the Company reduces the minority interest accordingly. If the Company estimates that the film’s success would only allow for repayment of the investment, the Company makes no adjustment to the minority interest and subsequently reduces the minority interest as the required payments are made on a dollar for dollar basis. If the Company estimates that film revenues will result in required payments to the investors in excess of the original investment (i.e. - the preferred return and/or other “back-end” payments), the Company would charge cost of sales (and credits minority interest) for the excess in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current period. In this way, in the absence of changes in estimates, film costs including participation costs are accrued (expensed) in a manner that yields a constant rate of profit over the ultimate period as required by Statement of Position 00-2.

6. With regard to number 4 Issue 1 to EITF 88-18, if the investor is entitled to a return of 100% of purchase price plus a 20% “preferred return,” please explain how the investor can earn additional returns (beyond that amount).

In each of the agreements there is provision that if the proceeds from the commercial exploitation of the pictures results in amounts in excess of 100% of the purchase price plus a 20% “preferred return” there is provision for the investors to receive, pro rata, a portion of the “adjusted gross proceeds”. Adjusted gross proceeds generally represents amounts received in excess of production costs, payments to funding sources including the preferred return, direct costs and distribution costs.

7. Please also tell us what percentage of the LLC interests they hold and the percentage you hold.

The investors hold 100% of the non-voting Class B membership interests and the Company holds 100% of Class A membership interest, which entitles the Company to manage the operations of the LLC.

8. We have reviewed your response to prior comment 11. Please reconcile and explain to us the difference between the $834,000 of minority interest income disclosed in your response and the $843,000 amount shown in the statements of operations and in your response to prior comment 9. As a related matter, please refer to the summary of activity provided in your response to prior comment 9. We assume that the issuance of production interests includes both the $1 million investments in LiveMansion and the additional $762,000 investments in Beer

League/TV. Please confirm supplementally, as this latter investment does not appear in your schedule of significant components of the balance sheet caption “minority interests.”

Our chart for the minority interest should be corrected as follows;

The minority interest income was calculated as follows:

	Letter - 10/9/07		Should be
Liability for production interests sold applicable to Beer
League and TV: the Movie	$5,465,000	(a)	$5,465,000
Less: projected cash flow for the above films	2,671,000	(b)	2,671,000
Projected unrecovered production interests (minority interest)	2,794,000		2,794,000
Less: liability for guaranteed portion (approx 49%)	1,420,000	(c)	1,411,000
Gross income for unrecoverable minority interest	1,374,000		1,383,000
Expense for guaranteed preferred return	540,000	(d)	540,000
Minority interest income	$834,000		$843,000
                        ______________
(a)	– LiveMansion: the Movie has not gone into production
(b)	– Based upon distribution guarantees and distributors forecasts, etc.
(c)	– Guaranteed investment represents approx 49% of total investments
(d)	– Guaranteed preferred return of 20% on $2.7 million

Your assumption about the 2006 investments in the films is correct. The schedule of the components of the balance sheet caption “minority interests” was as of December 31, 2006 and therefore only detailed the ending balance which was the net result of all transactions (new investments, distributions and impairment valuation adjustment, etc.)

In accordance with the Staff’s request the Company again acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of the foregoing requires further clarification, or expanded answers, please contact me directly. I am available for both telephonic and written responses, and, as need be, will have our auditors at Rosenberg, Rich, Baker, Berman & Company participate in any telephone conversation.

Thank you for your consideration.

Very truly yours,
Jan E. Chason
Executive Vice President and Chief Financial Officer